September 6, 2017

Exela Technologies, Inc.
Registration Statement on Form S-3
Filed July 27, 2017
File No. 333-219494

Dear Ms. Ransom:

We refer to the letter dated August 24, 2017 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Exela Technologies, Inc., a Delaware corporation (the “Company”), setting forth the comment of the staff of the Commission (the “Staff”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-219494, filed on July 27, 2017 (the “Registration Statement”). Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

General

1.                                      Given the relative size of the offering to your outstanding shares held by non-affiliates, the relationship of certain of the selling shareholders to you, the circumstances under which the selling shareholders received the shares, and the amount of time that the selling shareholders have held the shares, it appears that the resale of securities is by or on behalf of the issuer.  Therefore, please revise to identify each selling shareholder as an underwriter and make conforming changes throughout your registration statement.  Alternatively, please provide us with a detailed legal analysis as to why the offering by the selling shareholders should properly be regarded as a secondary offering.  In this regard, we note, in particular, the nature of your relationship with Ex-Sigma 2 LLC and the substantial number of shares being sold by each of Ex-Sigma 2 LLC and Novitex Parent, L.P.  For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 212.15, 612.12 and 612.09.

In response to the Staff’s comment, for the reasons described below, the Company respectfully submits that in accordance with the interpretive guidance provided by the Staff in Sections 212.15, 612.12, and 612.09 of the Compliance and Disclosure Interpretations (“C&DIs”) for the Securities Act Rules, the proposed transactions are appropriately characterized as secondary offerings eligible to be made pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”).

Background

The Company (formerly, Quinpario Acquisition Corp. 2) was formed as a blank check company on July 15, 2014 for the purpose of entering into a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.  On January 22, 2015, the Company closed its initial public offering.  On February 21, 2017, the Company entered into that certain Business Combination Agreement (as amended, the “Business Combination Agreement”), with Quinpario

Merger Sub I, Inc. (“SourceHOV Merger Sub”), Quinpario Merger Sub II, Inc. (“Novitex Merger Sub”), SourceHOV, Novitex, HOVS LLC, HandsOn Fund 4 I, LLC and Novitex Parent, L.P. (“Novitex Parent”).  On July 12, 2017, pursuant to the terms of the Business Combination Agreement, SourceHOV Merger Sub merged with and into SourceHOV, with SourceHOV continuing as the surviving company and an indirect subsidiary of the Company, and Novitex Merger Sub merged with and into Novitex, with Novitex as the surviving company and an indirect subsidiary of the Company (collectively, the “Business Combination”). Upon consummation of the Business Combination, the Company changed its corporate name to “Exela Technologies, Inc.”

All of the shares of the Company’s common stock (“Common Stock”) that may be offered and sold by the selling stockholders (collectively, the “Selling Stockholders”) pursuant to the Registration Statement (collectively, the “Registered Shares”) were issued (or are issuable upon conversion of shares of the Company’s Series A Convertible Preferred Stock that were issued) in connection with the Business Combination.  Specifically, the Registration Statement provides for the resale of (i) 80,600,000 shares of Common Stock issued to the sole stockholder of SourceHOV and 30,600,000 shares of Common Stock issued to the sole stockholder of Novitex pursuant to the Business Combination (collectively, the “Merger Shares”), (ii) 21,700,265 shares of Common Stock issued in a private placement to certain investors in connection with the Business Combination, (iii) 7,573,306 shares of Common Stock issuable upon the conversion of 6,194,233 shares of the Company’s Series A Convertible Preferred Stock issued in a private placement to certain investors in connection with the Business Combination, (iv) 3,667,803 shares of Common Stock previously issued upon conversion of the Company’s Series A Convertible Preferred Stock and (v) 2,524,555 shares of Common Stock issued in a private placement to certain investors in respect of fees and other consideration in connection with the Business Combination (the issuances contemplated by clauses (ii) through (iv) being referred to as the “PIPE Investment” and, such shares, the “PIPE Shares”).

The holders of the Merger Shares, Ex-Sigma 2, LLC and Novitex Parent, beneficially own 58.7% and 20.8%, respectively, of the outstanding Common Stock.  No other Selling Stockholder beneficially owns more than 5% of the Common Stock.

As described in the Registration Statement, in connection with the Business Combination, the Company entered into a registration rights agreement with certain of the Selling Stockholders with respect to the Merger Shares and, in connection with the PIPE Investment, the Company entered into agreements with certain of the Selling Stockholders with respect to the PIPE Shares (all such registration rights agreements, collectively, the “Registration Rights Agreements”).  Subject to certain conditions and limitations, these agreements provide the Selling Stockholders with certain registration rights with respect to the Registered Shares.

Analysis

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities to be offered or sold “by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by selling stockholders in a secondary offering.

As stated in C&DI 212.15 “under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” This is just such a circumstance.  In this case, the Company filed the Registration Statement in order to satisfy its obligations under the Registration Rights Agreements with the Selling Stockholders.  As discussed in more detail below, the Selling Stockholders are not acting as a conduit for the issuer, but rather, they are pursuing their ability to resell their privately acquired securities (which were acquired primarily to facilitate a business combination) into the public markets without conditions imposed by Rule 144.  Moreover, the effectiveness of the Registration Statement does not mean that the Selling Stockholders necessarily will sell their Shares into the public markets anytime soon, rather the Company is merely attempting to comply with its obligations under the Registration Rights Agreements.  In addition, the Registration Rights Agreement relating to the Merger Shares imposes lock-up restrictions on the Merger Shares for six months following the completion of the Business Combination and the current market price of the Company’s Common Stock reduces the likelihood that Selling Stockholders will immediately seek to sell significant amounts of their Shares.

C&DI 612.12 describes a scenario in which a holder of 73% of the outstanding stock is able to effect a valid secondary offering.  The Company believes that this interpretive provision makes clear that a holder of a large percentage of the Company’s Common Stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.  Here, the Selling Stockholders are not acting as a conduit of the issuer; rather, the issuer is merely registering shares acquired in connection with a bona fide business combination transaction pursuant to contractual registration rights that were granted as a condition to the closing of the transaction.

In C&DI 612.09, the Staff highlighted the importance of the characterization of an offering as a primary or secondary offering and identified six factors to be considered when evaluating whether “selling shareholders are actually underwriters selling on behalf of an issuer”. Specifically, this guidance states that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company has reviewed the six factors set forth in C&DI 612.09. An analysis of each of the six factors is set forth below.

1)                                     How long the Selling Stockholders have held their shares.

The Selling Stockholders acquired all of the Shares in connection with the Business Combination.  The beneficial owners of the Merger Shares, representing approximately 75% of the Registered Shares, are the former long-time holders of the acquired companies SourceHOV and Novitex.  The length of time that these holders have held equity exposure to the respective acquired businesses indicates a long-term investment strategy and that they acquired the Merger Shares primarily to facilitate a business combination beneficial to such holders rather than as underwriters with an intent to distribute the Merger Shares.  The other holders of the

PIPE Shares, all of whom beneficially own less than 5% of the outstanding Common Stock, purchased the shares in order to enable the Business Combination to be consummated and were granted re-sale registration rights that are customary for PIPE investments of this type.

2)                                     The circumstances under which the Selling Stockholders received the shares.

The circumstances under which the Selling Stockholders received the shares are described above.  The Company believes that the facts surrounding issuance of the Shares do not support a conclusion that the Selling Stockholders were acquiring the Shares for the purposes of distributing them on behalf of the Company.

3)                                     The Selling Stockholders’ relationship to the issuer.

The Company does not have an underwriting relationship with any of the Selling Stockholders.

In connection with the Company’s Business Combination, the Company entered into several agreements to define and regulate the governance and control relationships among the Company, Ex-Sigma 2, LLC and Novitex Parent, L.P.  These agreements include the amended and restated certificate of incorporation of the Company, the amended and restated by-laws of the Company, the Registration Rights Agreements and director nomination agreements.  Each of these agreements is described under the heading “Proposal No. 1 -Approval of the Business Combination” in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 26, 2017, which is incorporated by reference into the Registration Statement.

The Registration Statement has been filed by the Company to comply with its obligations under the Registration Rights Agreements. The parties negotiated the Registration Rights Agreements for a variety of business reasons, including providing enhanced liquidity if and when the Selling Stockholders determine to sell any portion of their investments. The Company did not enter into the Registration Rights Agreements for the purposes of conducting an indirect primary offering — rather, the Company entered into the agreements as a condition to completing the Business Combination which, absent such agreements, would not have been consummated and to provide for continuation of existing longstanding registration rights for investors in the Company, SourceHOV and Novitex.  From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

The Company does not view the relationships of the Selling Stockholders to the Company to support a conclusion that any offering of shares of the Company’s Common Stock pursuant to the Registration Statement would be conducted by or on behalf of the Company.

4)                                     The amount of shares to be sold by the Selling Shareholders.

As of September 1, 2017, the Company had 149,967,151 shares of Common Stock outstanding and 6,194,233 shares of Series A Convertible Preferred Shares outstanding. The Company seeks to register 139,092,623 outstanding shares of Common

Stock and 7,573,306 shares to be issued upon conversion of the Preferred Stock on behalf of the Selling Stockholders pursuant to the Registration Statement.

Although the number of shares registered on behalf of the Selling Stockholders represents substantially all of the Company’s outstanding share capital, the Company notes that the Registration Statement is registering the shares on a long-term basis primarily to create liquidity for such shares. The proposed registration does not necessarily mean that the Selling Stockholders will sell all of the Common Stock registered thereby. The Company is proposing to register the Shares on the Registration Statement pursuant to its contractual obligations under the Registration Rights Agreements.

In addressing the number of shares being registered, the Company further submits that C&DI 216.14, regarding the use of Form S-3 to conduct a secondary offering, provides: “Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” The position articulated in this C&DI supports the Company’s view that the affiliate Selling Stockholders can effect valid secondary offerings unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer. The Company does not believe any of those facts exist here.

5)                                     Whether the Selling Stockholders are in the business of underwriting securities.

The Company understands that none of the Selling Stockholders are in the business of underwriting securities.  The Company believes that none of the features commonly associated with acting as an underwriter are present.

6)                                     Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that any Selling Stockholder is acting as a conduit for the Company. The Selling Stockholders, particularly those holding the Merger Shares, have been exposed to the long-term market risk of their equity investments in the respective acquired businesses.  In contrast, underwriters typically desire to allocate shares before they are even acquired to eliminate market risk, among other reasons.

None of the Selling Stockholders will receive a commission or other remuneration from the Company if and when shares are sold. The Selling Stockholders will pay any broker-dealer fees or underwriting discounts or commissions directly to broker-dealers or underwriters, as applicable. The Company will not receive any of the proceeds from the sale of shares by any Selling Stockholder pursuant to the Registration Statement. Therefore, the investments in the Company by the Selling Stockholders should not be characterized as the Company indirectly selling shares into the market to raise capital. These facts support the conclusion that the Selling Stockholders are not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Conclusion

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resales by the Selling Stockholders as contemplated by the Registration Statement should appropriately be characterized as secondary offerings that are eligible to be made under Rule 415(a)(1)(i).

Exhibit Index

2.                                      We note your disclosure that you will file the legal opinion of Willkie Farr & Gallagher LLP “if necessary, after effectiveness of this registration statement.”  Please file counsel’s signed legality opinion as an exhibit to the registration statement before it becomes effective.  For guidance, refer to Staff Legal Bulletin No. 19, Section 11.A.2.

In response to the Staff’s comment, the Company has filed the legal opinion of Willkie Farr & Gallagher LLP as an exhibit to the registration statement.

Please contact me at (203) 487-5402 with any questions regarding the above response.

Very truly yours,

/s/ Theresa Mohan
By: Theresa Mohan
Title: General Counsel Americas and Secretary

Mara L. Ransom
Assistant Director

Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copy to: Katherine Bagley
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Lilyanna Peyser
Special Counsel
U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jim Reynolds, Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

Maurice Lefkort
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY
10019-6099

BY EDGAR; FED EX